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NEWS RELEASE

December 5, 2011	Release 16-2011

WESTERN COPPER AND GOLD PROVIDES PROJECT UPDATE ON CASINO

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE Amex:WRN) is pleased to provide an update on the activities underway to bring the Casino project closer to production.

FEASIBILITY STUDY ACTIVITIES

Initial engineering activities required before starting the feasibility study are currently underway. It is expected that the feasibility study will commence in early 2012 and is on track to be completed by the end of 2012.

One of the major feasibility study focus areas is defining the liquefied natural gas (“LNG”), supply for the Casino project. Western has partnered with Yukon Energy Corporation (“YEC”), Yukon’s crown energy utility, to evaluate alternative strategies to supply LNG to the Yukon and the Casino project.

Berger-ABAM and Breamar-Wavespec, have been engaged as lead consultants to evaluate LNG supply chain options.  The study has established that the best-value supply chain alternative is to construct a fit-for-purpose LNG liquefaction facility in the vicinity of Fort Nelson, BC and to truck LNG to the Yukon from this facility.  The estimated cost of LNG delivered to Casino, as determined by this recent study, is consistent with the cost of fuel used as the basis for the pre-feasibility study update issued in 2011.

Western and YEC have held encouraging, exploratory discussions with potential natural gas and LNG providers interested in establishing facilities to supply LNG to meet the project requirements. The opportunity to out-source the supply of LNG will continue to be explored through the first quarter of 2012.

A comprehensive geotechnical field program to support the feasibility study was completed by Knight Piesold over the past summer. The program included geotechnical site investigations for the mine site facilities (plant site, tailings management facility, heap leach facility), open pit, air strip and access road. A total of approximately 3,300 metres of drilling, about 180 test pits, and a geophysics program were carried out as part of this work.

A metallurgical test program commenced at the beginning of November at G&T Metallurgical under the direction of International Metallurgical and Environmental Inc. and FLSmidth, Inc. and is on track to be completed by Q1 2012. The goal of the metallurgical program is to provide engineering data to support preparation of the feasibility study, optimize the process design, and reduce the project capital and operating costs.

PERMITTING

Western is pleased to announce that it has retained Knight Piesold, Ltd. to lead the final preparation of an application to the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”), the first step in Yukon’s environmental assessment process. Knight Piesold will direct the team of consultants that have been with the project since 2008 that have been collecting baseline environmental data and developing the project description, closure plans, and other key information that will form the basis of the YESAB application.

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“I am extremely pleased that the Casino project is on track to have a complete feasibility study by the end of 2012”, said Dale Corman, Chairman and CEO of Western, “The Casino project is a World Class copper and gold deposit in an excellent location, and we are excited about bringing this project closer to production.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the proposed plan of arrangement and the expected timing and structure thereof; anticipated listings and trading and the expected timing thereof; anticipated regulatory approvals; and resource and reserve estimates. All forward-looking statements and information are based on Western Copper and Gold's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that regulatory approvals to the proposed plan of arrangement and proposed listings will be obtained in a timely manner, that regulatory approvals will be available on acceptable terms and assumptions made in the Company's technical report(s) disclosing resources and reserves. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper and Gold’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper and Gold’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper and Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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